=====================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
               ------------------------------------




                          SCHEDULE 14D-9
                        (Amendment No. 17)

              SOLICITATION/RECOMMENDATION STATEMENT

                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934
               ------------------------------------


                         ITT CORPORATION

                    (Name of Subject Company)
               ------------------------------------


                         ITT CORPORATION

               (Name of Person(s) Filing Statement)
               ------------------------------------


                    Common Stock, no par value
                    (including the associated
Series A Participating Cumulative Preferred Stock Purchase Rights)
                  (Title of Class of Securities)

                           450912 10 0
              (CUSIP Number of Class of Securities)
               ------------------------------------



               ------------------------------------


                      RICHARD S. WARD, Esq.
                    Executive Vice President,
             General Counsel and Corporate Secretary
                         ITT Corporation
                   1330 Avenue of the Americas
                     New York, NY 10019-5490
                          (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                         With a copy to:

                     PHILIP A. GELSTON, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, NY 10019-7475
                          (212) 474-1000

=====================================================================

                           INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 7.  Certain Negotiations and Transactions by the
         Subject Company.

          The response to Item 7 is hereby amended by adding the following after the second sentence of the first paragraph of
Item 7(a):

On June 25, 1997, the Company announced that it was considering expressions of interest with respect to a portion of its ownership interest in Ciga S.p.A. ("Ciga") and individual Ciga hotels and that it was considering all of its options regarding its position in Ciga, as well as other hotels, taking into account the best interests of its stockholders. A copy of a press release regarding the announcement is filed as Exhibit 64 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


64.       Text of Press Release issued by the Company dated June
          25, 1997.

                            SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             ITT CORPORATION



                             By   /s/ RICHARD S. WARD
                                  ----------------------
                                 Name: Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of June 25, 1997

                          EXHIBIT INDEX



Exhibit                   Description                       Page No.

(64)           Text of Press Release issued by the
               Company dated June 25, 1997...............